January 29, 2020

Alberto Lopez Gaffney
Chief Financial Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Aut noma de Buenos Aires, Argentina C1107CBR

       Re: Despegar.com, Corp.
           Form 20-F for the Year Ended December 31, 2018
           File No. 001-38209

Dear Mr. Gaffney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation